UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,
Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 25, 2023, WestPark Capital, Inc, as the representative of the underwriters of the initial public offering (“IPO”) of U Power Limited (the “Company”), partially exercised the over-allotment option to purchase an additional 83,333 ordinary shares at the IPO price of $6.00 per share. As a result, the Company raised gross proceeds of approximately US$0.5 million, in addition to the previously announced IPO gross proceeds of approximately US$14.50 million, before deducting underwriting discounts and offering expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: April 26, 2023	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer